November 21, 2025

Filed via EDGAR
Rolf Sundwall, Mark Brunhofer, Irene Paik and Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Solana Trust (the “Trust”) Amendment No. 4 to Registration Statement on Form S-1 Filed September 26, 2025 (File No. 333-285121)

Dear Mr. Sundwall, Mr. Brunhofer, Ms. Paik and Mr. Dobbie:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated November 18, 2025 with regard to the Trust’s pre-effective Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Solana ETF series of the Trust (the “Fund”), which was filed with the Commission on September 26, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Amendment No. 4 to Registration Statement on Form S-1
General
1.
Comment:  We note your disclosure on the cover page and elsewhere in the prospectus that the Sponsor may seek to use or hold liquid staking tokens in the future. Please confirm your understanding, and revise your disclosure to clarify, that the Fund is not currently permitted to hold liquid staking tokens under the Exchange’s generic listing standard.

Response: The Trust confirms its understanding that the Fund is not currently permitted to hold liquid staking tokens under the Exchange’s generic listing standards. The Trust has revised the disclosure throughout the Reigstration Statement to clarify this, as requested.
Prospectus Summary
Solana Staking Activities, page 4
2.
Comment: You state here that the Fund will receive a portion of the Staking Rewards earned through Staking Activities and the remaining portion of the Staking Rewards will be retained by the Staking Provider. Please revise to quantify the percentages of the Staking Rewards that will be retained by each of the Fund and the Staking Provider.

Response:  As requested, the Trust has revised the disclosure in the Registration Statement to state the percentage of the gross Staking Rewards that will be paid to the Staking Provider and the other specified parties (referred to as the Staking Expenses), with the Fund retaining the remainder of the Staking Rewards after payment of such Staking Expenses.
Attached as Exhibit A hereto please find the proposed fact sheet for the Fund.
Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Julie Patel
Julie Patel
Vice President and Secretary of Franklin
Holdings, LLC, Sponsor of the Trust

cc:   Navid J. Tofigh, Franklin Templeton
       J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

Exhibit A

FRANKLIN TEMPLETON

Franklin Solana ETF (SOEZ)

Digital Assets | Factsheet as of MONTH DD, YEAR

Investment Overview

SOEZ seeks to reflect generally the performance of the price of Solana and the rewards from staking as much of the Fund's Solana as is practicable (up to 100%), before payment of the Fund's expenses and liabilities.

- **Yield potential:** The Fund receives Staking Rewards in the form of Solana tokens (SOL), which may be treated as income. Staking Solana on the network may also enhance network security and stability.
- **Simplified Access:** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **Credible Oversight:** Offered by Franklin Templeton, a trusted partner to clients for over 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act) and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Fund Overview

Fund Inception Date	MM/DD/YR
Gross Sponsor Fee	0.19
Net Sponsor Fee	0.00
Asset Class	Alternatives
Listed Exchange	NYSE Arca
NYSE Arca Ticker	SOEZ
CUSIP	354 646 101
ISIN	US3546461019
Solana Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Benchmark(s)

CME CF SOL Staked Return Index - New York Variant

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Since Inception	Date
NAV Returns	—	—	X	—	—	—	—	—	M/DD/YR
Market Price Returns	—	—	X	Data pending		—	—	—	M/DD/YR
Benchmark	—	—	X	—	—	—	—	—	—

Fund Characteristics

	Fund
Total Net Assets	$XX.XX Million
SOL per Fund	XXX.XX
SOL per Basket	XXX.XX
% Staked	XX.XX%
Staking Yield (Monthly)	X.XX%

Calendar Year Total Returns (%)

	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
NAV Returns	—	—	—	—	—	—	—	—	—	—
Market Price Returns	—	—	—	Data pending		—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Performance would have been lower if fees had not been waived in various periods. Total returns assume the reinvestment of all distributions and the deduction of all Fund expenses. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expense or sales charges. Returns for periods of less than one year are not annualized. For current month-end performance, please visit franklintempleton.com.

Net Asset Value (NAV) returns are based on the NAV of the ETP; Market Price returns are based upon the official closing price of the ETP's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 1 p.m. Pacific time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Performance for the ETP and its benchmark index are as of the ETP's last trading day before the end of the period.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. Net Sponsor Fee: For a period commencing on the day the Shares are initially listed on the Exchange to Month DD, YEAR, the Sponsor will waive the 0.19% Sponsor's Fee on the first $5 Billion of the Fund's assets.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Solana Trust (the "Trust"). The Trust is a Delaware statutory trust. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's SOL. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent"). Coinbase Crypto Services, LLC is the Fund's Staking Provider.

tel: (800) DIAL BEN/342-5236 | franklintempleton.com

Not FDIC Insured | May Lose Value | No Bank Guarantee

Franklin Solana ETF (SOEZ) as of Month DD, YEAR

What should I know before investing?

This is not a direct investment in SOL, but rather, an exchange-traded product that invests in SOL.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act) and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only SOL and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the SOL held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of SOL, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of SOL. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider SOL market, the value of SOL and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of SOL or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of SOL, validation activity, digital wallets, the provision of services related to trading and custodying SOL, the operation of the Solana network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's SOL (the CME CF Solana-Dollar Reference Rate - New York Variant for the Solana - U.S. Dollar trading pair) has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Solana blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than SOL and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell SOL at times when its price is high, or acquire SOL at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from SOL price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of SOL represented by each Share will decrease over the life of the Fund due to the sales of SOL necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of SOL sufficient to compensate for that decrease, the price of the Shares will also decline.

Security threats to the Fund's account at the SOL Custodian or Prime Broker or the Staking Provider could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

Distributions of Staking Rewards may fluctuate and are not guaranteed.

Staking activity comes with a risk of loss of Solana tokens, including in the form of "slashing" penalties. Additionally, as part of the "activating" and "deactivating" or "cooling down" processes of Solana staking, any staked Solana tokens will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks. These risks will be managed pursuant to a liquidity policy designed address the risk that the Fund could not meet redemption requests without significant dilution of the remaining shareholders. This policy is available on the Fund's website.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of SOL may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Glossary

Staking Yield: The monthly SOL staking yield is calculated by dividing the total amount of SOL earned by the fund during the measurement period by the fund's total SOL holdings for the end of that period (annualized). The fund's SOL holdings are reduced over time to reflect the deduction of fund expenses. The SOL earned represents staking rewards received, net of any validator or staking fees.

47315 SOEZ-FF MMYY

Franklin Solana ETF (SOEZ) as of Month DD, YEAR

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed directly in transactions with Authorized Participants, based on the quantity of Solana attributable to each Share (net of accrued but unpaid Sponsor's Fee and any accrued but unpaid expenses or liabilities). Creation and redemption transactions may be conducted in-kind in exchange for SOL or in exchange for an amount of cash determined based on the price of buying/selling the number of SOL published in the daily basket. No Shares will be issued unless and until the corresponding amount of SOL has been received in the Fund's account. Authorized Participants transacting with the Fund pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of SOL and the trading price of the Shares on the NYSE Arca Exchange at the time of the offer.

ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETP's net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market

Canada: This content is intended only for Canadian institutional investors that qualify as "permitted clients" as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. U.S. securities laws generally limit a non-U.S. Fund's purchase of a U.S. registered mutual Fund or ETF (a "U.S. Fund") to no more than 3% of the U.S. Fund's voting stock. You should consult your legal counsel prior to investing in a U.S. Fund.

The **CME CF SOL Staked Return Index - New York Variant** (SOLUSD_SRIC_NY) is part of the CF Staked Return Index Series, offering a daily calculation that combines the price performance SOL with its staking rewards. The **CME CF Solana-Dollar Reference Rate - New York Variant for the Solana - U.S. Dollar trading pair** (SOLUSD_RR) is a once-a-day benchmark index price that aggregates SOL trade data from multiple USD markets operated by major cryptocurrency exchanges. The indexes are calculated and published once a day at 4:00pm New York Time. Source: CF Benchmarks Ltd. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Important data provider notices and terms available at www.franklintempletondatasources.com. All data is subject to change.

© 2025 Franklin Templeton. Franklin Distributors, LLC. Member FINRA/SIPC.

Before investing, carefully consider a Fund's investment objectives, risks, charges and expenses. You can find this and other information in the prospectus, which is available for free, at www.franklintempleton.com. Please read it carefully.

47315 SOEZ-FF MMYY